Exhibit 99.(a)(10)

OPLINK COMMUNICATIONS, INC.

Notice of Suspension and Termination of Employee Stock Purchase Plan

December 5, 2014

On November 18, 2014, Oplink Communications, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Koch Industries, Inc. (“Parent”) and Koch Optics, Inc. (“Purchaser”), which, if completed, will result in the Company becoming an indirect wholly-owned subsidiary of Parent (the “Merger”).  Pursuant to the terms of the Merger Agreement, Purchaser commenced a cash tender offer on November 24, 2014 (the “Offer”), to purchase all of the Company’s issued and outstanding common stock for $24.25 per share.  The anticipated closing date of the Merger is Tuesday, December 23, 2014.

Please read this notice carefully, as it explains the effect of the Merger on your current participation in the Oplink Communications, Inc. Amended and Restated 2000 Employee Stock Purchase Plan (the “ESPP”).

Please note that pursuant to the terms of the Merger Agreement, you may not change your current rate of payroll deductions for the current offering under the ESPP (other than to discontinue your participation in the ESPP).  You will have one last opportunity to purchase shares of common stock of the Company under the ESPP before it is suspended.  The current offering under the ESPP will end on a new purchase date (the “New Purchase Date”), which shall be the business day immediately preceding the actual closing date.  Assuming the Merger is consummated on the date anticipated, the Final Purchase will occur on December 22, 2014.  On the New Purchase Date, your accumulated payroll deductions will automatically be applied to purchase shares of common stock of the Company (the “Final Purchase”), unless you have withdrawn from participation in the ESPP before the Final Purchase.  (Note that as always, your total ESPP purchases are capped at $25,000 per calendar year, and so any payroll deductions that would cause you to exceed that annual cap will be returned to you and will not be used to purchase stock.)

Upon consummation of the Merger following the Final Purchase, and provided that you continue to hold such shares at the time the Merger occurs, you will receive $24.25 in cash per share for your ESPP shares, subject to any required withholding taxes.  For information regarding the Offer, please see the Tender Offer Statement on Schedule TO (including the Offer to Purchase and the related exhibits) filed by Parent and Purchaser on November 24, 2014, as amended from time to time, which is available on the SEC’s Web site (http://www.sec.gov).

Immediately following the Final Purchase, the ESPP will be suspended and there will be no further offerings under the ESPP and you will no longer be able to have payroll deductions made to purchase shares of Company common stock under the ESPP.  In addition, upon the Effective Time of the Merger (as such term is defined in the Merger Agreement), the ESPP will be terminated.

Please submit any questions you have regarding this notice to Trina Long.

Additional Information and Where to Find It

This communication is provided for informational purposes only. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the Offer to Purchase, the Letter of Transmittal and other documents relating to the Offer) that Parent and Purchaser, a wholly-owned subsidiary of Parent, filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014. In addition, Oplink filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer on November 24, 2014.  You are advised to read these documents, any amendments to these documents and any other documents relating to the Offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the Offer.  Such documents have been made available to Oplink’s shareholders at no expense to them at www.oplink.com. In addition, you may obtain copies of these documents (and all other Offer documents filed with the SEC) at no charge on the SEC’s Web site: www.sec.gov.